SEC 2069 (11-01) Previous versions obsolete	Potential persons who are to respond to the collections of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OMB APPROVAL
Estimated average burden hours per response.....1.50

United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS AND 15(d)OF THE SECURITES EXCHANGE ACT OF 1934.

Commission File Number___0-26999__

_____________________Global Web, Inc.___________________________ (Exact name of registrant as specified in its charter)
138 E 12300 S STEC PMB 176, Draper, UT 84020-7695 (801)272-3365 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
____________________Common Stock____________________________ (Title of each class of securities covered by this Form)
____________________No other securities___________________________ (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)X	Rule 12h-3(b)(1)(i)
Rule 12g-4(a)(1)(ii)	Rule 12h-3(b)(1)(ii)
Rule 12g-4(a)(2)(i)	Rule 12h-3(b)(2)(i)
Rule 12g-4(a)(2)(ii)	Rule 12h-3(b)(2)(ii)
Rule 15d-6 --------

Approximate number of holders of record as of the certification or notice date:________140____________

Pursuant to the requirements of the Securities Exchange Act of 1934 (Name of registrant as specified in charter) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:_____1/20/03_______________ BY:__Lee Burbidge, Chairman of the Board__________________

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

http://www.sec.gov/divisions/corpfin/forms/15.htm
Last update: 11/01/01